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March 29, 2024

Securities and Exchange Commission

Division of Corporation Finance

Office of Real Estate & Construction

100 F Street, N.E.

Washington, D.C. 20549

Re:	Southland Holdings, Inc.

Post-Effective Amendment No. 1
to Registration Statement on Form S-1 on Form S-3

Filed March 15, 2024

File No. 333-271057

Ladies and Gentlemen:

On behalf of Southland Holdings, Inc. (the “Company”), we hereby respond as follows to the comment letter from the Staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) dated March 22, 2024, relating to the above-referenced Post-Effective Amendment No. 1 to Registration Statement on Form S-1 on Form S-3 (the “Post-Effective Amendment No. 1”). Concurrently with its submission of this letter to the Staff, the Company has filed a Post-Effective Amendment No. 2 to the Registration Statement (the “Post-Effective Amendment No. 2”) with the Commission. Capitalized terms used but not defined herein have the meanings ascribed to them in the Post-Effective Amendment No. 2. For the Staff’s convenience, we have recited the comments in the Staff’s letter below in italics, and set forth the Company’s response in regular font immediately thereafter.

Form POS AM filed March 15, 2024

General

1.	Please provide your analysis as to how you determined you are eligible to conduct your offering of the common stock to be issued upon exercise of the warrants on Form S-3. To the extent you are relying on General Instruction I.B.4 to use Form S-3, please tell us how you have met the informational requirements to warrant holders required by General Instruction I.B.4(b) and (c).

Response: The Company is eligible to conduct the offering of the Common Stock to be issued upon exercise of the Warrants on a registration statement on Form S-3 because it meets the requirements of General Instruction I.A and, as discussed in more detail below, has complied with General Instruction I.B.4 of Form S-3.

General Instruction I.B.4 permits registrants meeting the registrant requirements specified in General Instruction I.A to register on Form S-3 securities to be offered upon the exercise of outstanding warrants issued by the issuer of the securities to be offered, provided that (i) the issuer has sent, within the twelve calendar months immediately before the registration statement is filed, material containing the information required by Rule 14a-3(b) (the “Rule 14a-3(b) Information”) under the Securities Exchange Act of 1934, as amended, to all record holders of the warrants, and (ii) the issuer has provided, within the twelve calendar months immediately before the Form S-3 registration statement is filed, the applicable information required by Items 401, 402, 403 and 407(c)(3), (d)(4), (d)(5) and (e)(4) of Regulation S-K (collectively, the “Regulation S-K Information”) to all holders of the warrants.

March 29, 2024

The Company confirms that in March 2024 and prior to the filing of the Post-Effective Amendment No. 1, it distributed to all record holders and holders of the outstanding warrants a copy of the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2023 (the “Form 10-K”) via e-mails sent directly by the Company and by engaging Broadridge Financial Solutions to conduct a mailing of hard copies. The Form 10-K contained all of the Rule 14a-3(b) Information and the Regulation S-K Information that is required of the Company under General Instruction I.B.4 of Form S-3.

Based upon the foregoing, we respectfully submit that the Company is eligible to conduct this offering on a Form S-3 registration statement.

2.	We note that this post-effective amendment appears to be adding to the registration statement 138,544 shares of Common Stock that may be resold by the Chief Financial Officer. To the extent this increase in the number of shares represents the registration of transactions in shares not covered by the registration statement when it was initially declared effective, explain why you believe you can include additional shares by means of a post-effective amendment. Refer to Securities Act Rule 413. For additional guidance, see Question 210.01 of Securities Act Rules Compliance and Disclosure Interpretations, available on our public website.

Response: The Company respectfully advises the Staff that it has filed the Post-Effective Amendment No. 2 on March 29, 2024 to remove the registration of the 138,544 shares of Common Stock that may be resold by the Company’s Chief Financial Officer.

March 29, 2024

If you have any additional questions regarding the above, please contact me by phone at (281) 681-5912 or e-mail at wrohrlich@winstead.com.

Sincerely,

/s/ William R. Rohrlich, II
William R. Rohrlich, II

Cc:	Frank S. Renda (Chief Executive Officer, Southland Holdings, Inc.)

Cody Gallarda (Chief Financial Officer, Southland Holdings, Inc.)